UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number 333-133992
TELEMAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Telemar Holding Company
(Translation of Registrant’s name in English)
Praia de Botafogo 300, 11º andar, sala 1101 (parte)
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___   Form 40-F _______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______    No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  April 10, 2007
TELEMAR PARTICIPAÇÕES S.A.
By:  /s/ José Augusto da Gama Figueira
Name:  José Augusto da Gama Figueira
Title:    Executive Officer

TELE NORTE LESTE
PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.558.134/0001-58
NIRE N° 33.300.262539
Public Company
Communication to the Market
TELE NORTE LESTE PARTICIPAÇÕES S.A. ANNOUNCES RESULT FROM
EXTRAORDINARY SHAREHOLDERS’ MEETING
Rio de Janeiro, December 15, 2006 — Tele Norte Leste Participações S.A. (BOVESPA: TNLP3 / TNLP4; NYSE: TNE), announced that the proposed corporate restructuring was not approved at today’s extraordinary shareholders’ meeting. More details about the decision will be announced later today.

For more information, please contact: INVESTOR RELATIONS Email: invest@telemar.com.br Roberto Terziani (55 21) 3131-1208 Carlos Lacerda (55 21) 3131-1314 Fax: (5521) 3131-1144	GLOBAL CONSULTING GROUP Lauren Puffer lpuffer@hfgcg.com Tel: 1-646-284-9404 Fax:1-646-284-9494